EXHIBIT 99.38

Fortuna Receives Positive Pre-Feasibility Study for the San Jose Project;
Construction Activities to Commence

April 26, 2010: Fortuna Silver Mines Inc. (Fortuna) (TSX: FVI / Lima Stock Exchange: FVI) – is pleased to announce the results of a positive Pre-feasibility Study (PFS) for its 100% owned San Jose Project in Oaxaca, Mexico.  The PFS was prepared by Chlumsky, Armbrust and Meyer (CAM) from data supplied by Fortuna and their consultants.  CAM is an internationally recognized mining consulting firm based in Denver, Colorado.

Fortuna has already been granted all of the necessary permits to commence construction at San Jose.  Project staffing for the construction phase is currently being finalized and the Engineering Procurement Construction Management (EPCM) contract for the construction of the plant and ancillary facilities has been awarded to M3.  M3 is an international engineering and construction company out of Tucson, Arizona with ample experience in Mexico.  The Company has also initiated pre-construction activities for the water project, tailings facilities and power connection.

Highlights of the Pre-feasibility Study include:

▪	3.5 million tonnes of Probable Reserves with 23.2 million ounces of contained silver and 181,000 ounces of contained gold (average head grades of 205 g/t of silver and 1.6 g/t of gold)

▪	2.7 million tonnes of Inferred Resources* with 17 million ounces of contained silver and 133,500 ounces of contained gold not included in the Reserves or the economic model

▪	After-tax Net Present Value (NPV) of US$ 36.4 million at an 8% discount rate

▪	After-tax Internal Rate of Return (IRR) of 18%

▪	Estimated Pre-production Capital Expenditures (CAPEX) of US$ 55.7 million

▪	Average Cash Cost per silver equivalent (Ag Eq) ounce over life of Reserves of US$ 6.90

▪	9 year production plan based on existing Reserves

▪	Incremental throughput rate starting at 750 tonnes per day (tpd), scaling to 1,000 tpd in 2014 and to 1,500 tpd in 2016

* This figure refers to resources above the break even cut-off grade.

San Jose Project Summary

The PFS is based on the resources described in our NI 43-101 compliant resource estimate dated December 10, 2009 which has been filed on SEDAR, and defines a total of 3.5 million tonnes in Reserves with a projected life of 9 years. Average head grades for the life of the Reserves are estimated at 205 g/t of silver and 1.6 g/t of gold. The economic evaluation is treated on a project basis using a silver price of US$ 15.12 per troy ounce and a gold price of US$ 897.51 per troy ounce.

Pre-tax and after-tax NPVs are estimated at US$ 46 million and US$ 36.4 million respectively, both at a discount rate of 8%.  The IRR is estimated at 20% and 18% pre-tax and after-tax, respectively.  Pay back on an undiscounted basis is estimated at 5.5 years.  Cumulative undiscounted free cash flow is projected at US$ 95.1 million.

Capital costs for the pre-production stage are projected at US$ 55.7 million. Capital costs during the operational stage for the life of Reserves are estimated to be US$ 60 million for purposes of sustaining CAPEX as well as project expansion to the 1,500 tpd production level.

At the San Jose Project there will be two payable metals – silver and gold, with silver being the predominant metal.  The San Jose Mine will be an underground operation with the metallurgical process consisting of conventional flotation to recover silver and gold from sulphide ores in the form of a concentrate.

Operations are modeled to start at 750 tpd scaling to 1,000 tpd after the initial two and a half years of operation with a subsequent ramp-up to 1,500 tpd.  Metal produced in concentrates over the life of current existing Reserves will be 20.4 million ounces of silver and 163,000 ounces of gold. These projections do not take into consideration the silver and gold that will be produced from the Inferred Resources following their upgrading to reserves.

Average unit cash costs throughout the life of the Reserves are estimated to be US$ 38.8 per tonne of treated ore and US$ 6.9 per Ag Eq ounce.

Jorge Ganoza, President, CEO and Director, commented, “Management is pleased to report the results of the pre-feasibility study of San Jose.  The study shows a project that is viable with conventional mining and processing methods with healthy economic returns.  It has been challenging to incorporate into a study of this nature all the areas of opportunity that in Management’s view, make San Jose a robust project.  The old miner’s adage: “drill for structure and drift for reserves” holds true.  The limitation to model an underground mine including only Measured and Indicated resources for reserve conversion meant that a significant amount of Inferred resources located in the upper portions of the mine, where mining takes place in the initial years, are not accounted for in the mine plan.  Under this scenario, the mine demands more upfront development and a longer time to achieve the targeted 1,500 tpd in the pre-feasibility study.  Management is now focused on advancing San Jose and capitalizing on this and other areas of opportunity.”

Silver and Gold Metal Production throughout Life of Reserves

Metal	2011	2012	2013	2014	2015	2016	2017	2018	2019
Ag (M oz)	0.5	1.5	1.5	1.9	1.9	3.2	3.4	3.4	3.1
Au (k oz)	4.5	13.5	13.5	17.4	15.9	24.6	25.4	25.4	23.2
Ag Eq (M oz)	0.8	2.3	2.3	3.0	2.9	4.7	5.0	5.0	4.5

Sensitivity Analysis

The table* below shows the sensitivity of the project’s after-tax NPV at an 8% discount rate to variations in silver and gold prices.

Ag /Au	US$ 700	US$ 900	US$ 1,100	US$ 1,300
US$ 12	(17)	3	22	38
US$ 14	7	26	41	55
US$ 15	19	35	50	63
US$ 16	30	44	58	71
US$ 18	48	62	73	85
US$ 20	65	76	88	101
US$ 22	79	91	105	118

(*) Values are in millions of USD.  Prices of Ag and Au are in US$/oz.

The table below shows the sensitivity of the project after-tax IRR to variations in silver and gold prices.

Ag / Au	US$ 700	US$ 900	US$ 1100	US$ 1300
US$ 12	3%	9%	14%	18%
US$ 14	10%	15%	19%	23%
US$ 15	13%	18%	21%	25%
US$ 16	16%	20%	23%	27%
US$ 18	21%	24%	27%	30%
US$ 20	25%	28%	31%	34%
US$ 22	28%	31%	34%	37%

Mineral Reserves and Resources

Total Reserves have been estimated at 3.5 million tonnes with 205 g/t of silver and 1.6 g/t of gold.  The reserve estimate considers a three stage mine expansion plan as described above with different associated break even cut-off grades used to identify the economic portions of the Measured and Indicated resources.  The difference in cut-off grades stems from unit cost reductions achieved at higher production rates.

Projected cut-off grades are as follows:

Production Rate (t/d)	Break Even Cut-Off Grade (g/t)
750	114
1,000	103
1,500	90

Average mining recovery and mining dilution for the life of the Reserves are estimated at 94% and 9%, respectively.

Total Inferred resources above the break even cut-off grade are 2.7 million tonnes averaging 191 g/t silver and 1.5 g/t gold, representing total contained metal of 25.2 million Ag Eq ounces. The Inferred resource is not considered for reserve estimation purposes, or for the purpose of the economic model.

Mining and Production

The selected method for mining the veins at the San Jose Project is mechanized cut and fill, utilizing backfill from process tailings combined with waste generated from within the mine and from the surface.  Mine access as well as ore haulage to the surface will be through a 4.5 by 4.5 meter decline ramp.  To date, 1,000 meters have been already developed and it is projected to extend 4,000 additional meters throughout the life of the Reserves.  The vast majority of the deposit will be mined with mechanized equipment.

The table below details the mine production in tonnes and grade for the life of the minable Reserves:

	2011	2012	2013	2014	2015	2016	2017	2018	2019
Production Work Days	153	366	365	365	365	366	365	365	335
Throughput Rate (tpd)	600	750	750	1,000	1,000	1,500	1,500	1,500	1,500
Production (kt)	92	275	274	365	365	549	548	548	502
Ag Head Grade (g/t)	188	188	188	188	187	204	221	221	221
Au Head Grade (g/t)	1.7	1.7	1.7	1.7	1.5	1.5	1.6	1.6	1.6

Process Facility and Metallurgy

The processing plant has been designed for a conventional metallurgical flotation process for sulphide ores with a precious metals concentrate as final product.  Average metallurgical recoveries for silver and gold used in the PFS are 88% and 90%, respectively.  Silver and gold concentrations in the final concentrate are estimated at 7,000 g/t and 65 g/t, respectively.

Water Supply

Water for the operation of the processing facility will be sourced from the Waste Water Treatment Facility in the community of Ocotlán de Morelos in addition to precipitation captured in a water reservoir.  These water sources ensure sufficient water for the planned expansions of the operations throughout the life of the Reserves.

Operating Costs

The table below shows estimated operating costs for each production phase corresponding to the three different production rates:

Production Rate (tpd)	Cash Cost* per Tonne of Treated Ore (US$/t)	Cash Cost* per Payable Ag Eq oz (US$/oz Ag Eq)
750	49.7	8.3
1,000	42.4	7.6
1,500	34.3	6.2

    * Cash cost includes administrative expenses and excludes concentrate land freight.

Capital Costs

The pre-production capital cost estimate for the San Jose Project, at a production rate of 750 tpd, is US$ 55.7 million.  The table below shows the capital cost summary.

Area	Total (US$ M)
Mine Preparation and Development	11.9
Processing Plant	19.4
Auxiliary Facilities	4.6
Tailings Pond	3.7
Water Sourcing	2.8
Energy	2.6
Construction and Engineering	7.8
Community Relations	1.4
Owner’s Cost	1.5
Total Capital Cost	55.7
Upside Opportunities

It is Management’s opinion that there are areas of opportunity to improve the profitability of the project:

1.
The Inferred Resource above cut-off grade containing 25.2 million ounces of equivalent silver, which has not been included in the PFS, provides significant opportunities to extend the life of the operation.  As the development of the mine advances, it is Management’s expectation that a significant portion of the Inferred resources will be converted into measured or indicated resources.

2.
A portion of the Inferred resources is located within the area where mining will take place during the initial years of operations, providing the opportunity to increase throughput in a shorter time frame than contemplated in the PFS assuming an upgrade of the Inferred resources to measured or indicated resources.

3.
Potential future gains from Inferred resources, would be mined without the need of material new capital expenditures in mine development and infrastructure beyond what is already contemplated in the PFS.

4.
Out of the US$ 55.7 million of pre-production capital expenditures, management considers that there are material opportunities to reduce actual disbursements by relying on mine contractors’ equipment as well as the acquisition of suitable second-hand equipment.

5.
The life of mine cost related to smelting and refining charges is US$ 62.1 million.  Management has initiated the scoping of off-site cyanide leaching of concentrates to produce dore bars.  If metallurgy permits, this initiative could have a significant positive economic impact.

Qualified Person

Gregory F. Chlumsky, B.S. of Chlumsky, Armbrust & Meyer LLC. is a Qualified Person as defined by National Instrument 43-101 and has verified that the technical information in this news release accurately reflects the technical information in the Pre-Feasibility Study.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose Silver-Gold Project in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

Forward-Looking Statements

Certain statements in this news release constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the calculation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

ON BEHALF OF THE BOARD

Jorge Ganoza
President, CEO and Director
Fortuna Silver Mines Inc.

Symbol: TSX: FVI / Lima Stock Exchange: FVI

Investor Relations:
Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 2
Corporate Office:  Erin Ostrom - Tel:  +604.484.4085